Exhibit 99.1

UR-ENERGY INC.

Voting Results
(Section 11.3 of National Instrument 51-102)

This report describes the matters voted upon and the outcome of the votes at the Annual and Special Meeting of Shareholders of Ur-Energy Inc. (the “Corporation” or “Ur-Energy”) held on Thursday, June 24, 2010.  The scrutineer’s report recorded 256 shareholders in person or by proxy at the Annual and Special Meeting of Shareholders representing 47,440,066 common shares (or 50.50% of the issued and outstanding common shares).

Matter	Outcome of Vote
Appointment of Auditors

PricewaterhouseCoopers LLP were reappointed as auditors of the Corporation to hold office until the next annual meeting of Shareholders or until their successors are appointed, and the directors were authorized to fix the remuneration of the auditors.
Carried by a majority of the 47,440,066 votes represented in person and by proxy voting on the resolution to appoint the auditors, on a show of hands.

Election of Directors

The following nominees were elected as Directors of the Corporation to hold office until the next annual meeting or until their successors are elected or appointed:

    W. William Boberg
    James Franklin
    Jeffrey Klenda
    Paul Macdonell
    Thomas Parker
Carried by a majority of the 29,392,113 votes represented in person and by proxy voting on the resolution to elect the directors, on a show of hands. Additionally, 18,047,953 votes were not voted.
RSU Plan Resolution A resolution approving the adoption of the Ur-Energy Inc. Restricted Share Unit Plan was approved.

Approved by a majority of the votes represented in person and by proxy on a ballot with 24,292,775 voting for the resolution and 3,112,381 voting against the resolution, having excluded 1,987,307 common shares held by insiders of the Corporation and their affiliates.  Additionally, 18,047,953 votes were not voted.

Denver, Colorado, June 25, 2010.
UR-ENERGY INC.

By: _________/s/____________
Paul Goss
Secretary, Ur-Energy Inc.